

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

*By Electronic Mail*

November 27, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 27, 2019 The Nasdaq Stock Market LLC (the "Exchange") received from WISeKey International Holding AG (the "Registrant") a copy of the Registrant's application on Form 10-12(b) for the registration of the following security:

American Depositary Shares, each representing five Class B Shares, par value CHF 0.05 per share

Class B Shares, par value CHF 0.05 per share*

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery

*Not for trading, but only in connection with the registration of the American Depositary shares.